UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Commission File Number: 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

NATURA &CO HOLDING S.A.

TABLE OF CONTENTS

ITEM
1.	Notice to the Market, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on October 28, 2020, regarding the launch of its proprietary financial services platform.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ José Antonio de Almeida Filippo
Name: José Antonio de Almeida Filippo
Title: Principal Financial Officer

By:	/s/ Itamar Gaino Filho
Name: Itamar Gaino Filho
Title: Chief Legal and Compliance Officer

Date: October 29, 2020

Item 1

Notice to the Market, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on October 28, 2020, regarding the launch of its proprietary financial services platform.

NATURA &CO HOLDING S.A.

Publicly-Held Company
CNPJ/ME n° 32.785.497/0001-97
NIRE 35.300.531.582

NOTICE TO THE MARKET

Natura &Co launches its proprietary financial services platform

Natura &Co Holding S.A. (B3: NTCO3, NYSE: NTCO) (“Natura &Co” or “Company”), pursuant to the provisions set forth in paragraph 4, article 157 of the Federal Law 6,404/76 and CVM Instruction 358/02, and other applicable provisions, informs its shareholders and the market in general that it has launched “&Co Pay,” its proprietary financials services platform.

&Co Pay is designed to address the main business needs of consultants and representatives and carries with it great capability of financial and digital inclusion to this public.

The highly competitive service, which is available as a pilot and over the coming months will be available to all the consultants, initially at the Natura brand in Brazil. The Company will have first-rate partners to capture expertise on each front, ensuring that the Group's quality standards are met.

This is another major step in the Group’s digitalization journey, with a positive social impact to the consultants and representatives.

São Paulo, October 28, 2020.

Viviane Behar de Castro

Investor Relations Officer